UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

McDATA Corporation

(Name of Issuer)

Class B Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

580031 10 2

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 580031 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John F. McDonnell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,820,000*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 5,820,000*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,820,000*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 16% (approx.)

12.	Type of Reporting Person (See Instructions) IN

*This number is included solely for the purposes of identifying shares as to which this Schedule 13G relates and is qualified in its entirety by information in this Schedule 13G.

Item 1.
	(a)	Name of Issuer
	(b)	Address of Issuer’s Principal Executive Offices

Item 2.
	(a)	Name of Person Filing
	(b)	Address of Principal Business Office or, if none, Residence
	(c)	Citizenship
	(d)	Title of Class of Securities
	(e)	CUSIP Number

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Mr. McDonnell beneficially owns 5,820,000 shares of Class B Common Stock.  As of December 31, 2003, this amount includes Mr. McDonnell’s direct ownership of 3,280,000 shares of Class B Common Stock, options for 940,000 shares of Class B Common Stock which are exercisable within 60 days of December 31, 2003 and an aggregate of 1,600,000 shares of Class B Common Stock held by four Grantor Retained Annuity Trusts.

In addition, Mr. McDonnell is a general partner of the McDonnell Family Limited Partnership, L.L.L.P., that owns 40,000 shares of Class B Common Stock.  Mr. McDonnell may or may not beneficially own shares held by the McDonnell Family Limited Partnership, L.L.L.P. The filing of this Schedule 13G by Mr. McDonnell shall not be construed as an admission that Mr. McDonnell is, for the purpose of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any or all of the shares of Class B Common Stock owned by the McDonnell Family Limited Partnership, L.L.L.P.

The number of shares reported as beneficially owned by Mr. McDonnell does not include shares of Class B Common Stock held by Ms. Patricia McDonnell and shares of Class B Common Stock held by Ms. McDonnell as trustee and custodian for Matthew John McDonnell under the “Colorado Uniform Transfers to Minors Act.”  Mr. McDonnell has no power to vote or direct the vote or dispose or direct the disposition of any shares of Class B Common Stock held by Ms. McDonnell or any shares of Class B Common Stock held by Ms. McDonnell as custodian for Matthew John McDonnell under the “Colorado Uniform Transfers to Minors Act,” and Mr. McDonnell expressly disclaims beneficial ownership of all of the shares of Class B Common Stock held by Ms. McDonnell  and all of the shares of Class B Common Stock held by Ms. McDonnell as custodian for Matthew John McDonnell under the “Colorado Uniform Transfers to Minors Act.”

All share ownership numbers and percentages set forth in the Schedule 13G with respect to Mr. McDonnell exclude all of the shares of Class B Common Stock held by Ms. McDonnell and all of the shares of Class B Common Stock held by Ms. McDonnell as custodian for Matthew John McDonnell under the “Colorado Uniform Transfers to Minors Act.”

(b)

Percent of class:

The shares of Class B Common Stock beneficially owned in the aggregate by Mr. McDonnell represent approximately 16% of such class.  This percentage is based on information obtained from McDATA regarding Class B Common Stock outstanding as of December 31, 2003.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Mr. McDonnell has the sole power to vote or to direct the vote of 5,820,000 shares of Class B Common Stock as described above.
(ii) Shared power to vote or to direct the vote None.
(iii) Sole power to dispose or to direct the disposition of Mr. McDonnell has the sole power to dispose or direct the disposition of 5,820,000.
(iv) Shared power to dispose or to direct the disposition of None.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2004
Date

Signature
John F. McDonnell
Name/Title

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)